

September 1, 2009

Dmitry Shvenderman, CEO
Hydrogen Motors, Inc.
3600 Twilight Court
Oakton, Virginia 22124

Dear Mr. Shvenderman:

Your most recent registration statement includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed on August 5, 2009 and later amended on August 6, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file an amended Form 8-K please disclose this fact in the Form 8-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions regarding our comments you may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant

cc (via facsimile) Joseph I. Emas, Esq.